LEONARD, STREET AND DEINARD PROFESSIONAL ASSOCIATION
SUITE 2300
150 SOUTH FIFTH STREET
MINNEAPOLIS MN 55402

November 26, 2010	Stephen M. Quinlivan (612) 335-7076 stephen.quinlivan@leonard.com

Securities and Exchange Commission
450 Fifth Street Northwest
Washington D.C. 20549

Attention:	Tom Kluck, Esq. Sandra B. Hunter, Esq.

Re: Amendment No. 1 to Form S-3
       No. 333-170251

Ladies and Gentlemen:

Filed herewith is amendment number one to a registration statement on Form S-3 for Two Harbors Investment Corp.  (the “Company”).

We have received your comment letter dated November 24, 2010, which contained one comment.  The comment and the Company’s response are set forth below.

Comment:

1.	Please amend you registration statement to include the signatures required by Form S-3. Please see instructions to Signatures on Form S-3.

Response:

We have revised the signature pages to conform to what is required by Form S-3.

In connection with this response, the Company acknowledges that:

(i)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

(iii)	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Do not hesitate to contact the undersigned at (612) 335-7076 or David Jenson at (612) 335-1464 should you have any questions.

Very truly yours,

LEONARD, STREET AND DEINARD
PROFESSIONAL ASSOCIATION

/s/ Stephen M. Quinlivan
     Stephen M. Quinlivan